Exhibit 99.1

eHi Car Services Announces Results of 2015 Annual General Meeting

SHANGHAI, December 28, 2015 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced the resolutions adopted at its annual general meeting of shareholders held in Shanghai on December 28, 2015.

At the meeting, eHi’s shareholders (i) approved the re-election of Mr. Andrew Xuefeng Qian as a director of the Company; (ii) approved the re-election of Mr. Qian Miao as a director of the Company; (iii) approved the appointment of PricewaterhouseCoopers Zhong Tian LLP as the independent auditor of the Company for the fiscal year ending December 31, 2015; and (iv) adopted the special resolution as set out in the Notice of Annual General Meeting and Proxy Statement regarding the amendment of Articles 6(c) and 7 of the Company’s Ninth Amended and Restated Articles of Association.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is China’s No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor Statement

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements” including, among other things, the expected closing date of the share issuance, and the execution of the Registration Rights Agreement by and between the Company and the Buyers. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For investor and media inquiries, please contact:

In China:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-Mail: ir@ehic.com.cn

In the United States:

The Piacente Group, Inc.

Mr. Don Markley

Tel: +1-212-481-2050

E-Mail: ehi@tpg-ir.com